UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Adoption of Carve-Out Plan

On February 22, 2024, the Compensation Committee (the “Committee”) of the Board of Directors of Mainz Biomed N.V. (the “Company”) approved the carve-out plan (the “COP”) of Mainz Biomed USA, Inc. (“Mainz USA”) and the Board of Directors of Mainz USA approved the COP. The purpose of the COP is to promote the interests of Mainz USA by providing a payment opportunity to individuals providing services to Mainz USA upon the consummation of a corporate transaction or series of transactions resulting in a change of control of Mainz USA or the Company as defined in the COP (a “Change of Control” and the completion of a Change of Control, the “Closing”).

Payment under the COP is based principally upon the carve-out pool amount which is equal to 13% of the aggregate pre-tax consideration (cash and fair market value of any securities or other consideration) payable in connection with a Change of Control that would be legally available for payment or distribution to Mainz USA, the Company or their respective shareholders in connection with a Change of Control (the “Consideration”). The COP provides for a carve-out pool equal to 13% of the Consideration less the aggregate severance payments contractually owed to all COP participants who have been informed on or before the Closing that their employment with or services with Mainz USA will terminate on or within three months after the Closing. The carve-out pool will be allocated and paid to participants in the COP based on the product of the participant’s applicable carve-out percentage as defined in the COP.

Under the COP, participants may receive a transaction carve-out equal to the carve-out pool amount multiplied by each participant’s carve-out percentage specified in such participant’s participation acknowledgment less that participant’s equity offset, as defined under the COP. Subject to the terms of the COP, payments under the COP will generally be paid in the same form (or forms) as the consideration received by shareholders of the Company in respect of their Company equity securities due to the change of control.

In connection with the approval of the COP, the Committee also approved a noncompete agreement. Each service provider to Mainz USA designated to participate in the COP and who executes a participation acknowledgment is eligible for awards under the COP, provided that he or she (i) remains in continuous service as defined in the COP until the Closing, and (ii) if so required of the participant, entry into a noncompete agreement with Mainz USA as outlined in the COP, or (iii) is (a) not terminated from employment by or service to Mainz USA for cause, or (b) terminated without cause within 90 days of the Closing.

The COP is attached as Exhibits 99.1 and is incorporated herein by reference. The summary of the COP set forth above is not complete and is qualified in its entirety by, and should be read in conjunction with, the COP.

The Committee also recommended and adopted awards under the COP to Guido Bächler, the Company’s Chief Executive Officer, with a carve-out percentage equal to 30% of the carve-out pool amount, and William Caragol, the Company's chief financial officer, with a carve-out percentage equal to 15% of the carve-out pool amount. Each award was made pursuant to a COP participation acknowledgement form.

This current report on Form 6-K and exhibit 99.1 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Mainz Biomed USA, Inc. Carve-Out Plan
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mainz Biomed N.V.

Date: February 23, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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